

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Via Facsimile (31-70-377-3953)
Simon Henry
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 1-32575**

Dear Mr. Henry:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1. We note your disclosure that you have added to your shale-gas holdings in 2010 and have acquired acreage in the Eagle Ford and Marcellus formations, which formations must be fractured. Please tell us, with a view toward disclosure:

   - the location of your fracturing activities;

- the percentage of your services involved in fracturing;

- the anticipated costs and funding associated with fracturing activities; and

- whether there have been any incidents, citations, or suits related to your fracturing operations for environmental concerns, and if so, what your response has been.

2.　In regard to your fracturing services, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing, and cementing that adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the frac fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

3.　We note your disclosure throughout and, in particular, at page 26 relating to your drilling program in the Gulf of Mexico and that it accounts for approximately 60% of your oil and gas production in the United States. We also note your disclosure at page 6 relating to the Macondo incident of 2010. In light of the events involving the Gulf of Mexico as well as the public concern over the risks relating to fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with an environmental contamination related to your fracturing operations or in the event that one of your projects is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following with respect to your offshore and fracturing operations:

- disclose the applicable policy limits related to your insurance coverage;

- disclose your related indemnification obligations and those of your customers, if applicable;

- disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- provide further detail on the risks for which you are insured for your offshore and fracturing operations.

4. In this regard and in addition to your disclosure at page 51, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your offshore or fracturing operations.

5. We note from the disclosure on pages 24, 39 and elsewhere in your Form 20-F that you continue to have operations relating to Syria and Iran. In addition, we are aware of a March 2011 news article reporting that your unit Shell Uganda Ltd. has outlets in areas including Southern Sudan.

    As you know, Syria, Iran, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us, in reasonable detail, the nature and extent of your past, present, and anticipated contacts with Syria, Iran, and Sudan, whether through subsidiaries, affiliates, agents, joint ventures, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any goods that you have purchased from, and any goods, services, technology, information, or support that you have provided into, Syria, Iran, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

6. Please discuss the materiality of your business activities in, and other contacts with, Syria, Iran, and Sudan described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Iran, and Sudan.

Engineering Comment

Proved Undeveloped Reserves, page 21

7.   We note the disclosure on proved undeveloped reserves of 1.67 billion boe that have been held longer than five years including the addition of 756 million boe to those reserves in 2010. Please tell us the following:

- the specific projects and locations these proved undeveloped reserves are associated with and the reason they have not been developed within five years of first being identified as proved reserves;

- the approximate time the proved undeveloped reserves associated with each project will be developed;

- the specific projects the 756 million boe increase were associated with and the reasons they were identified as proved undeveloped reserves.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy at (202) 551-3703 if you have questions regarding the engineering comment. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief